UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Edible Garden AG Incorporated

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28059P204

(CUSIP Number)

MARK S. HOWELLS

ZELLA TRIBE LIMITED PARTNERSHIP

23350 N. Pima Rd.

Scottsdale, Arizona 85255

(602) 230-2014

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 21, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28059P204

1	NAME OF REPORTING PERSON

Zella Tribe Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arizona
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 28059P204

1	NAME OF REPORTING PERSON

Howells Family Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arizona
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 28059P204

1	NAME OF REPORTING PERSON

Mark S. Howells
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 28059P204

Explanatory Note: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 combines multiple amendments to the Schedule 13D, which the Reporting Persons inadvertently failed to file when required, including a greater than 1% change in percentage ownership of the Issuer’s Shares as of June 21, 2023, July 10, 2023, July 31, 2023 and August 10, 2023.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by Zella Tribe were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 275,000 Shares owned directly by Zella Tribe prior to the sale of its entire position on August 10, 2023, was approximately $441,727, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 2,827,082 Shares outstanding as of August 10, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

(a)	As of the close of business on August 17, 2023, none of the Reporting Persons beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by the Reporting Persons since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
(e)	The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer as of August 10, 2023.

5

CUSIP No. 28059P204

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2023

Zella Tribe Limited Partnership

By:	Howells Family Holdings, LLC
General Partner

By:	/s/ Mark S. Howells
	Name:	Mark S. Howells
	Title:	Managing Member

Howells Family Holdings, LLC

By:	/s/ Mark S. Howells
	Name:	Mark S. Howells
	Title:	Managing Member

/s/ Mark S. Howells
Mark S. Howells

6

CUSIP No. 28059P204

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

ZELLA TRIBE LIMITED PARTNERSHIP

Purchase of Common Stock	2,663	1.7100	05/02/2023
Purchase of Common Stock	1,829	1.5633	05/03/2023
Purchase of Common Stock	10,300	1.6485	05/05/2023
Purchase of Common Stock	1,642	1.6841	05/08/2023
Purchase of Common Stock	3,566	1.7474	05/11/2023
Sale of Common Stock	(3,000)	1.7904	05/11/2023
Purchase of Common Stock	3,000	1.7200	05/12/2023
Sale of Common Stock	(517)	1.7002	05/17/2023
Purchase of Common Stock	170	1.6000	05/19/2023
Purchase of Common Stock	5,347	1.6300	05/22/2023
Purchase of Common Stock	2,000	1.5050	06/13/2023
Purchase of Common Stock	960	1.4700	06/14/2023
Purchase of Common Stock	2,040	1.4726	06/15/2023
Purchase of Common Stock	917	1.3800	06/16/2023
Purchase of Common Stock	11,000	1.2427	06/20/2023
Purchase of Common Stock	13,083	1.1962	06/21/2023
Purchase of Common Stock	3,000	1.3400	06/22/2023
Purchase of Common Stock	4,182	1.2500	06/28/2023
Purchase of Common Stock	9,359	1.2100	06/29/2023
Purchase of Common Stock	8,469	1.2531	06/30/2023
Purchase of Common Stock	3,245	1.2684	07/05/2023
Purchase of Common Stock	6,772	1.2153	07/06/2023
Purchase of Common Stock	1,611	1.2000	07/10/2023
Purchase of Common Stock	3,364	1.2288	07/12/2023
Purchase of Common Stock	200	1.2700	07/13/2023
Purchase of Common Stock	1,298	1.2453	07/17/2023
Purchase of Common Stock	1,586	1.2268	07/18/2023
Purchase of Common Stock	1,914	1.4600	07/19/2023
Purchase of Common Stock	4,000	1.2250	07/20/2023
Purchase of Common Stock	3,000	1.2395	07/24/2023
Purchase of Common Stock	1,000	1.2800	07/25/2023
Purchase of Common Stock	9,887	1.2551	07/27/2023
Purchase of Common Stock	2,213	1.2191	07/28/2023
Purchase of Common Stock	100	1.2400	07/31/2023
Purchase of Common Stock	4,291	1.2158	08/01/2023
Purchase of Common Stock	509	1.2500	08/02/2023
Sale of Common Stock	(275,000)	1.9213	08/10/2023